July 22, 2013

Mr. Alberto Zapata

Office of Insurance Products

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549-4644

Re:                 Post-Effective Amendment No. 15 to the Form N-6 Registration Statement filed on behalf of Minnesota Life Accumulator Individual Variable Universal Life Account (File No. 333-144604 and 811-22093)

Dear Mr. Zapata:

This letter is in response to the SEC Staff comments received by the Company in telephone conversations on July 11, 2013.  Below are responses to the SEC Staff’s oral comments.  For the SEC Staff’s convenience, each of the SEC Staff’s comments is set forth below, and then the response follows.

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General Comments:

1.              Please advise supplementally whether there are any types of guarantees, credit enhancements or support agreements with third parties or to support the guarantees under the contracts.

Response:

The Company asserts that there are no third-party guarantees, credit enhancements or support agreements to support its guarantees provided in the Policy.

2.              Unless otherwise indicated please make conforming changes to the Waddell and Reed Accumulator Individual Variable Universal Life (File No. 333-148646) registration statement.

Response:

The Company has made the conforming changes to the Waddell & Reed Advisors Accumulator Individual Variable Universal Life registration statement (File No. 333-148646).

3.              Summary of Benefits and Risks (p. 1)

Please add the last sentence of the paragraph under the Summary of Benefits and Risks section (regarding the Policy free-look) to the Waddell and Reed Accumulator Universal Life registration statement.

Response:

In response to the Staff comment, the following sentence addressing the free look provisions has been added to the Summary of Benefits and Risks section of the Waddell and Reed Accumulator registration statement.

If you are not satisfied with the Policy, you also have the right to return it to us or your agent within 30 days after you receive it.

4.              Fee Tables

a)             Please advise the Staff whether the rider charges listed include endorsements and applicable charges for endorsements that were previously sold but are no longer available to be added to existing contracts.

Response:

In response to the Staff comment, the registrant asserts that there are no riders charges listed that include endorsements or charges for endorsements that were previously offered which are no longer available to existing contracts.

b)             Cost of Insurance Charge (p.6).  The guaranteed and current charge for the representative insured age 35 is stated as a charge that is based upon “increased net amount at risk”.  The charge in the Waddell and Reed Accumulator is stated as being based upon the “net amount at risk”.  Please indicate whether this difference is intentional.

Response:

The guaranteed and current Cost of Insurance charges for the representative insured in the Minnesota Life Accumulator registration statement Fee Table are incorrectly stated and are correctly stated as follows:

	When Charge is	Amount Deducted
Charge	Deducted	Guaranteed Charge	Current Charge
Cost of Insurance Charge(4)
Maximum Charge(5)	Monthly	$83.33 per $1,000 of net amount at risk	$70.00 per $1,000 of net amount at risk
Minimum Charge(6)	Monthly	$0.015 per $1,000 of net amount at risk(7)	$.005 per $1,000 of net amount at risk
Charge for Insured Age 35 in Male, Preferred Select Non-Tobacco Risk Class	Monthly	$0.14 per $1,000 of net amount at risk	$0.03 per $1,000 of net amount at risk

5.              Policy Loans - Use of the term “pro-rata” basis (p. 36)

In discussing policy loan transfers, the registrant references transferring loan value and accumulation value on a “pro-rata” basis.  The term “pro-rata basis” is also discussed later in the registration statement (pp. 37, 39 and 44).  After each use of the term “pro-rata basis”, please provide further plain English language.  For example, consider providing further clarification for users or consider using examples to explain the term.

Response:

In response to the Staff’s comment, the Registrant has provided examples on the referenced pages of the prospectus as follows:

The following sentence is added after the fifth sentence of the second paragraph under the “Policy Loans” section found on page 36 of the prospectus:

For example, if the Policy owner has allocated 50% of the Accumulation Value to the guaranteed interest account, 30% to sub-account No.1, and 20% to sub-account No. 2, we will transfer 50% of loan amount from the guaranteed interest account, 30% of the loan amount from sub-account No. 1 and 20% of the loan amount from sub-account No. 2 to the loan account.

The following sentence is added after the fourth sentence of the third paragraph under the “Policy Loan Interest” section found on page 37 of the prospectus:

For example, if the Policy owner has allocated 50% of the Accumulation Value to the guaranteed interest account, 30% to sub-account No.1, and 20% to sub-account No. 2, we will allocate 50% of loan interest amount to the guaranteed interest account, 30% of the loan interest amount to sub-account No. 1 and 20% of the loan interest amount to sub-account No. 2.

The following sentence is added after the second sentence of the second paragraph under the “Policy Loans Repayments” section found on page 37 of the prospectus:

For example, if the Policy owner has allocated 50% of the Accumulation Value to the guaranteed interest account, 30% to sub-account No.1 and 20% to sub-account No. 2, we will transfer 50% of the loan repayment amount to the guaranteed interest account, 30% of the loan repayment amount to sub-account No. 1 and 20% of loan repayment amount to sub-account No. 2.

The following sentence is added after the third sentence of the second paragraph under the “Partial Surrender” section found on page 39 of the prospectus:

For example, if the Policy owner has allocated 50% of the Accumulation Value to the guaranteed interest account, 30% to sub-account No.1, and 20% to sub-account No. 2, we will surrender 50% of the partial surrender amount from guaranteed interest account, 30% of the partial surrender amount from sub-account No. 1 and 20% of the partial surrender amount from sub-account No. 2.

The following sentence is added after the first sentence of the last paragraph under the “Charges for Agreements” section found on page 44 of the prospectus:

For example, if the Policy owner has allocated 50% of the Accumulation Value to the guaranteed interest account, 30% to sub-account No.1, and 20% to sub-account No. 2, we will take 50% of the charges from the guaranteed interest account, 30% of the charges from sub-account No. 1 and 20% of the charges from sub-account No. 2.

6.              Death Benefit Guaranty Agreement (p. 46)

a)             In the Waddell and Reed Accumulator registration statement, the last sentence of the second paragraph reads as follows:

We will not return any charges previously taken for the Death Benefit Guaranty Agreement upon its termination.

Please provide conforming language for this registration statement if applicable.

Response:

In response to the Staff comment, the following sentence has been added to the second paragraph of the Death Benefit Guaranty Agreement section of the Minnesota Life Accumulator registration statement.

We will not return any charges previously taken for the Death Benefit Guaranty Agreement upon its termination.

b)             Consider adding disclosure regarding the premium limitation for the Death Benefit Guaranty Agreement that addresses whether the limitation could cause the policy owner to lose the death benefit guaranty.

Response:

In response to the Staff comment, the following disclosure is added to the paragraph discussing the premium limitation on Policies that add the Death Benefit Guaranty Agreement:

We will waive the annual premium limit for the DBG Agreement only to the extent that premium in excess of the annual premium limit is necessary to prevent the Policy from terminating prior to the next Policy anniversary.

7.              Glossary page A1-A3.

a)             The term Unit and Unit Values are defined terms in the Glossary of terms, however, they appear as lower case in the body of the prospectus.  Please capitalize these terms in all appropriate places in the body of the prospectus.

Response:

Due to the costs associated with printing and mailing prospectus supplements, the Company requests that it be allowed to capitalize the terms Unit and Unit Value in the body of the prospectus during the next annual prospectus update.

b)             Please survey the registration statements for defined terms in the glossary that are similarly not referenced as defined terms in the body of the prospectus and make appropriate changes.

Response:

As part of the registration statement update, the Company will survey the registration statements of actively marketed products for defined terms and capitalize them throughout the registration statements.

8.              Please provide any financial statements, exhibits, consents, and other required disclaimers not included in this amendment.

Response:

The financial statements, exhibits, consents and other required disclosure have been included in the Amendment.

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The Company believes that the changes noted above satisfy all of the SEC Staff’s comments.  The Company plans to file its post-effective amendment to incorporate the changes on July 29, 2013.  If there are additional questions or comments, please contact the undersigned at (651) 665-4593.

Very truly yours,

/s/ Timothy E. Wuestenhagen

Timothy E. Wuestenhagen
Senior Counsel

cc:           Thomas Bisset, Sutherland Asbil & Brennan, LLP